FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April, 2005
Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant)
By	/S/ Fujio Okada
Fujio Okada
General Manager, Legal Division

Date: April 27, 2005

(Translation)

April 27, 2005

NEC Corporation
Akinobu Kanasugi, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6701)
Contacts:	Toshinori Arai, General Manager
Public Relations Division
+81-3-3798-6511

Announcement Regarding Issue of Stock Acquisition Rights
for Stock Option Plan

April 27, 2005 — NEC Corporation (“NEC”) today announced that it resolved at its Meeting of the Board of Directors held on April 27, 2005, pursuant to Article 280-20 of the Commercial Code of Japan, that it will issue “Stock Acquisition Rights” (rights to subscribe for or acquire shares from the company) as follows:

1.	Reason for issue of the Stock Acquisition Rights with favorable conditions to persons other than the shareholders
With a view to promoting management highly conscious of shareholder value and to creating motivation to improve the business results of NEC and its group companies (“NEC Group”), NEC will issue Stock Acquisition Rights to Eligible Persons (as defined in 2 below) for the purpose of granting stock options.

2.	Persons to whom the Stock Acquisition Rights will be allotted and number of the Stock Acquisition Rights that will be allotted
NEC will allot to each of the following persons (“Eligible Person(s)”), who will be in the office on the day of the issue of the Stock Acquisition Rights, the number of the Stock Acquisition Rights as follows:

Number of the Stock Acquisition Rights to be allotted
(1)	Directors

Chairman of the Board	10
President	10
Senior Executive Vice President	8
Executive Vice President	6
Senior Vice President	4
Director (non-executive)	3
(2)	Corporate Officers
	Executive Vice President	4
	Senior Vice President	3
	Associate Senior Vice President	2
(3)	Employees having important responsibilities equivalent to those of Senior Vice President	3
(4)	Employees having important responsibilities equivalent to those of Associate Senior Vice President	2
(5)	Executive General Manager and employees having important responsibilities equivalent to those of Executive General Manager	1
(6)	Full-time presidents of NEC’s subsidiaries in Japan (excluding companies whose stocks are listed and their subsidiaries) which are important from the view point of the business strategy of NEC Group	1

3.	Terms of issue of the Stock Acquisition Rights
(1)	Class and Total Number of NEC Shares to be issued or acquired upon exercise of the Stock Acquisition Rights
Not more than 350,000 shares of NEC’s common stocks (1,000 shares per one Stock Acquisition Right) will be issued or transferred to the Eligible Persons allotted the Stock Acquisition Rights (“Holder(s)”). In the event that the NEC splits or consolidates its shares of common stock (“stock split or consolidation”), the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights, which have not been exercised at the time of such stock split or consolidation, shall be adjusted according to the following formula, with fractions less than one share resulting from the adjustment to be discarded.

Number of shares after adjustment = Number of shares before adjustment × Ratio of stock split or consolidation

(2)	Total number of the Stock Acquisition Rights to be issued
Not more than 350

(3)	Issue Price of the Stock Acquisition Rights
None

(4)	Date of issue of the Stock Acquisition Rights
July 11, 2005

(5)	Amount to be paid upon exercise of the Stock Acquisition Rights
The price to be paid per share upon exercise of each of the Stock Acquisition Rights (“Exercise Price”) shall be equal to the price obtained by multiplying the average of the closing prices of regular transactions of NEC shares on the Tokyo Stock Exchange on each day (except the days on which no sales took place) during the month immediately preceding the month in which the Stock Acquisition Rights are issued by 1.05, with fractional amounts of less than one yen resulting from the calculation to be rounded up to one yen, provided that, if the Exercise Price so calculated shall be less than the closing price of shares of NEC on the date Stock Acquisition Rights are issued, such closing price shall be the Exercise Price.
In the event that NEC issues new shares or transfers treasury shares at less than the market price (excluding issue or transfer upon conversion of convertible bonds pursuant to Article 341-2 of the Commercial Code of Japan before its amendment effective from April 1, 2002, exercise of rights pursuant to Item 3 of Paragraph 2, Article 210-2 of the Commercial Code of Japan before its amendment effective from October 1, 2001 and exercise of Stock Acquisition Rights), the Exercise Price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen.

Exercise Price after adjustment =
Exercise Price before adjustment ×
{Number of shares outstanding + (Number of new shares to be issued × Amount to be paid per share)
/ Market price per share before issue of new shares} / (Number of shares outstanding + Number of new shares to be issued)

(Note 1)	“Number of shares outstanding” shall be exclusive of treasury shares.
(Note 2)	“Number of new shares to be issued” shall be read “Number of treasury shares to be transferred” in case of transfer of treasury shares.

In the event of stock split or consolidation after the issues of the Stock Acquisition Rights, the Exercise Price will be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from adjustment to be rounded up to one yen.

Exercise Price after adjustment = Exercise Price before adjustment × (1 / Ratio of stock split or consolidation)

(6)	Exercise Period
From July 1, 2007 to June 30, 2011.

(7)	Conditions to exercise the Stock Acquisition Rights
(i)	The Holders may exercise the Stock Acquisition Rights so long as the Holders are directors, corporate officers or employees of NEC or its subsidiaries (excluding companies whose stocks are listed and their subsidiaries) at the time of exercise of the Stock Acquisition Rights. Notwithstanding the foregoing, if a Holder loses such position during the Exercise Period, such Holder may exercise its Stock Acquisition Rights for a period of one year after losing such a position. Furthermore, if a Holder loses such a position on or before June 30, 2007, such Holder may, nevertheless, exercise its Stock Acquisition Rights for a period of one year from July 1, 2007.
(ii)	Successors or heirs of the Holder shall not exercise the Stock Acquisition Rights.
(iii)	The exercise of a fraction of a Stock Acquisition Right shall not be permitted.
(iv)	Other conditions for the exercise of the Stock Acquisition Rights shall be provided for in an agreement to be entered into between NEC and each Holder, pursuant to the resolutions to be adopted at the 167th Annual General Meeting of Shareholders of NEC, and the resolutions of NEC’s Board of Directors.

(8)	Events and conditions for cancellation of the Stock Acquisition Rights
NEC may cancel the Stock Acquisition Rights without any consideration in the following events:
(i)	If the Holders become unable to exercise the Stock Acquisition Rights pursuant to the conditions set forth in paragraph (7) above;
(ii)	If an agreement for merger with another company, pursuant to which NEC will be dissolved, is approved by a shareholders meeting of NEC; or
(iii)	If an agreement for stock exchange or matters related to stock transfer, pursuant to which NEC will become a wholly owned subsidiary of the other company, are approved by a shareholders meeting of NEC.

(9)	Limitation on transfer of the Stock Acquisition Rights

The transfer of the Stock Acquisition Rights shall be approved by Board of Directors of NEC.

*	The issue of the Stock Acquisition Rights described above is subject to the shareholder’s approval at the 167 Annual General Meeting of Shareholders of NEC to be held on June 22 2005.